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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            -----------------------


                               (AMENDMENT NO. 1 )



                                 THE 3DO COMPANY
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                                (Name of Issuer)

       COMMON STOCK                                    88553W 10 5
-------------------------------                ---------------------------------
  (Title of class of securities)                     (CUSIP number)

                                   M. MATSUDA
                    MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
                                   1006 KADOMA
                                 OSAKA 571 JAPAN
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JULY 24, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))
                                (Page 1 of 8 Pages)


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

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CUSIP No.   88553W 10              13D                  Page 2 of 8
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  1            NAME OF REPORTING PERSON:         MATSUSHITA ELECTRIC INDUSTRIAL
                                                                     CO., LTD.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [_]
                                                                       (B) [_]
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  3            SEC USE ONLY

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  4            SOURCE OF FUNDS:                         N.A.

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  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                             [_]
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  6            CITIZENSHIP OR PLACE OF                                   JAPAN
               ORGANIZATION:

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     NUMBER OF                  7       SOLE VOTING POWER:                  0
       SHARES
                           -----------------------------------------------------
    BENEFICIALLY                8       SHARED VOTING POWER:                0
      OWNED BY
                           -----------------------------------------------------
        EACH                    9       SOLE DISPOSITIVE POWER:             0
     REPORTING
                           -----------------------------------------------------
    PERSON WITH                 10      SHARED DISPOSITIVE POWER:           0

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  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       0
               REPORTING PERSON:

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  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
               CERTAIN SHARES:

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  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          0

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  14           TYPE OF REPORTING PERSON:                                   CO.

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





ITEM 1.           SECURITY AND ISSUER.
                  -------------------

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, $.01 par value per share (the "Shares"), of The 3DO Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 Galveston Drive, Redwood City, California 94063.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

         This Statement is filed on behalf of Matsushita Electric Industrial Co., Ltd., a Japanese corporation ("MEI").

         The address of the principal business and the principal office of MEI is 1006 Kadoma, Osaka 571 Japan. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MEI is set forth on Schedule A, which is herein incorporated by reference.

         MEI's principal business is the manufacture and sale of electric and electronic equipment, including audio/video equipment, home appliances, communication and industrial equipment, electronic components, batteries, kitchen-related products and numerous other products. MEI also indirectly owns a 20% interest in MCA, Inc ("MCA"). MEI disclaims beneficial ownership of any Shares owned, beneficially or of record, by MCA.

         Except as set forth in Schedule B, during the last five years, none of MEI, nor, to the best knowledge of MEI, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

         Not applicable.


ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

         MEI originally acquired the Shares for investment purposes only.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

         (a) As of July 24, 1997, MEI owned an aggregate of 3,214,285 Shares representing approximately 11.3% of the outstanding Shares based upon the number of Shares outstanding as of May 31, 1997 and as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 1997.

         (b)      Not applicable.

         (c) On July 24, 1997, MEI transferred all of the 3,214,285 Shares owned by it to the Company in consideration of certain amendments to a Technology License Agreement between MEI and the Company. As a result, MEI no longer beneficially owns any Shares.

         (d)      Not applicable.

         (e) On July 24, 1997, MEI ceased to be the beneficial owner of any Shares.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  --------------------------------------------------------
                  WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ----------------------------------------

         Not Applicable.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 24, 1997


                                        MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.



                                        By:  /s/ H. Tachibana
                                             -----------------------------------
                                              Name:  H. Tachibana
                                              Title: Director
                                                     Interactive Media Division

                                                                      SCHEDULE A

                       Directors and Executive Officers of
                    Matsushita Electric Industrial Co., Ltd.
                    ---------------------------------------


         The name and present principal occupation or employment of each director and executive officer of Matsushita Electric Industrial Co., Ltd. ("MEI") are set forth below. Except as otherwise indicated, the business address of each such person is 1006 Kadoma, Osaka 571 Japan, and each such person is a citizen of Japan.

                                                      Present Principal
Name                   Business Address           Occupation or Employment
----                   ----------------           --------------------------

Masaharu Matsushita                               Chairman of the Board of
                                                  Directors, MEI

Yoichi Morishita                                  President and Director, MEI

Kazuhiko Sugiyama                                 Executive Vice President
                                                  and Director, MEI

Masayuki Matsushita                               Executive Vice President
                                                  and Director, MEI

Kazuo Ichikawa                                    Senior Managing Director,
                                                  MEI

Tsutomu Fukuhara                                  Senior Managing Director,
                                                  MEI

Mikio Higashi                                     Senior Managing Director,
                                                  MEI

Kunio Nakamura                                    Senior Managing Director,
                                                  MEI

Toshikatsu Yamawaki                               Managing Director, MEI

Minoru Washio                                     Managing Director, MEI

Motoi Matsuda                                     Managing Director, MEI

Kazuo Toda                                        Managing Director, MEI

Reiji Sano                                        Managing Director, MEI

Atsushi Murayama                                  Managing Director, MEI

Osamu Tanaka                                      Managing Director, MEI

Kyonosuke Ibe            4-6-5 Kitahama           Director, MEI; Advisor and
                         Chuo-ku, Osaka           Senior Counselor, Sumitomo
                         Japan                    Bank, Ltd. (Principal
                                                   business:  Banking)

Josei Ito                3-5-12 Imabashi          Director, MEI; President,
                         Chuo-ku, Osaka, Japan    Nippon Life Insurance Corp.
                                                  (Principal business:
                                                   Insurance)

Tsuneharu Nitta                                   Director, MEI

Masahiro Nagasawa                                 Director, MEI

Katsuro Sakakibara                                Director, MEI

Seinosuke Kuraku                                  Director, MEI

Susumu Ishihara                                   Director, MEI

Yukio Shotoku                                     Director, MEI

Teruo Nakano                                      Director, MEI

Tokio Miyao                                       Director, MEI

Yoshinori Kobe                                    Director, MEI

Yoshitomi Nagaoka                                 Director, MEI

Hiroaki Enomoto                                   Director, MEI

Seiichi Wakino                                    Director, MEI

Sukeichi Miki                                     Director, MEI

Yoshio Hino                                       Director, MEI

Toshio Sugiura                                    Director, MEI

                                                                      SCHEDULE B

         MEI is a co-defendant in a class action lawsuit relating to the acquisition of MCA in 1990. Certain former stockholders of MCA who tendered their shares to Matsushita in such acquisition brought actions in the United States District Court of the Central District of California claiming, in part, that MEI violated Securities and Exchange Commission Rule 14d-10 by treating the then-chairman and chief executive officer of MCA differently than other MCA stockholders in such acquisition. The district court denied plaintiffs' motion for summary judgment and subsequently granted Matsushita's motion for summary judgment. The United States Court of Appeals, Ninth Circuit (1995 WL 75487 (9th Cir. (Cal.))), reversed, in part, finding that MEI violated Rule 14d-10 and remanded for further proceedings to determine damages. MEI filed a petition for a writ of certiorari with the United States Supreme Court. In February 1996, the Court reversed, finding that the separate class action settlement judgment rendered by the Delaware Supreme Court is entitled to full faith and credit even though it released claims within the exclusive jurisdiction of the federal courts, and remanded for proceedings consistent with the Court's opinion. In April 1996, the Ninth Circuit issued an order requiring the parties to submit supplemental briefs setting forth the class action issues remaining open on remand and stating their arguments with respect to those issues. Briefing and oral argument is complete. The matter remains pending in the Ninth Circuit.

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